Exhibit 99.2

Shell plc Notice of Annual General Meeting This document is important and requires your immediate attention If you are in any doubt about what action to take, you should seek your own personal advice immediately from a financial adviser authorised under the Financial Services and Markets Act 2000 if you are in the UK or, if you are not, from another appropriately authorised financial adviser. If you have sold or transferred all your shares in Shell plc (the “Company”), please give this document and the accompanying documents to the stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser. Tuesday May 20, 2025 at 10:00 (UK Time) The Shell plc Annual General Meeting will be a hybrid meeting, held online via the Lumi electronic meeting platform and at the Sofitel London Heathrow Hotel – Terminal 5, London Heathrow Airport, London TW6 2GD, United Kingdom

2 Shell Notice of Annual General Meeting 2025 3 Chair’s Letter 4 Notice of Annual General Meeting 6 Shareholder Resolution and Supporting Statement – Resolution 22 7 Directors’ response to Shareholder Resolution 22 9 Explanatory notes on resolutions 12 Directors’ biographies 18 Shareholder notes 21 Attendance arrangements Cautionary note The companies in which Shell plc directly and indirectly owns investments are separate legal entities. In this Notice of Annual General Meeting “Shell”, “Shell Group” and “Group” are sometimes used for convenience to reference Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. Also, in this Notice of Annual General Meeting we may refer to Shell’s “net carbon intensity” (NCI), which includes Shell’s carbon emissions from the production of our energy products, our suppliers’ carbon emissions in supplying energy for that production and our customers’ carbon emissions associated with their use of the energy products we sell. Shell’s NCI also includes the emissions associated with the production and use of energy products produced by others which Shell purchases for resale. Shell only controls its own emissions. The use of the terms Shell’s “net carbon intensity” or NCI is for convenience only and not intended to suggest these emissions are those of Shell plc or its subsidiaries. Shell’s operating plan and outlook are forecasted for a three - year period and ten - year period, respectively, and are updated every year. They reflect the current economic environment and what we can reasonably expect to see over the next three and ten years. Accordingly, the outlook reflects our Scope 1, Scope 2 and NCI targets over the next ten years. However, Shell’s operating plan and outlook cannot reflect our 2050 net - zero emissions target, as this target is outside our planning period. Such future operating plans and outlooks could include changes to our portfolio, efficiency improvements and the use of carbon capture and storage and carbon credits. In the future, as society moves towards net - zero emissions, we expect Shell’s operating plans and outlooks to reflect this movement. However, if society is not net zero in 2050, as of today, there would be significant risk that Shell may not meet this target. Shell’s scenarios are not intended to be projections or forecasts of the future. Shell’s scenarios, including the scenarios referenced in this Notice of Annual General Meeting, are not Shell’s strategy or business plan. They are designed to stretch management to consider even events that may only be remotely possible. Scenarios, therefore, are not intended to be predictions of likely future events or outcomes and investors should not rely on them when making an investment decision with regard to Shell plc securities. When developing Shell’s strategy, our scenarios are one of many variables that we consider. The contents of any websites referred to in this document do not form part of this document. Availability of documents The Company’s Annual Report and Accounts and the Form 20 - F for the year ended December 31 , 2024 can be found at shell . com/annualreport or shell . com/investors/news - and - filings/sec - filings . html respectively . The 2025 Notice of Annual General Meeting can also be found at shell . com/agm . If you would like to obtain, free of charge, a paper copy of any of these documents, please contact the following: United Kingdom +44 (0)800 169 1679 . You can also order a copy of the Annual Report and Accounts and the Form 20 - F for the year ended December 31, 2024 through our website, please see “Order a printed version of our Annual Report and Accounts” at shell.com/annualreport . E - communication If you are a registered shareholder and hold your shares in your own name, or you hold your shares in the Shell Corporate Nominee, you can choose to view shareholder communications (for example, the Company’s Annual Report) by means of our website instead of receiving paper communications. If you opt for website communications and provide us with your email address, by registering online at shareview.co.uk you will be sent a notification by email whenever such shareholder communications are added to our website, or in the absence of an email address you will be sent a notification by post. Shareholders who participate in the meeting electronically are able to access documents electronically that they cannot inspect in person. If you choose to view shareholder communications by means of our website, you may change your mind at any time or obtain, free of charge, a copy of the communication in paper form, by contacting our Registrar at the address below. Contents Design and production: Friend friendstudio.com Print: Toppan Merrill Read more at: shell.com CBP030046 Equiniti Aspect House Spencer Road Lancing West Sussex BN99 6DA United Kingdom +44 (0)800 169 1679 (UK) Shell plc Registered in England and Wales, Company number 04366849 Registered office: Shell Centre, London, SE1 7NA, United Kingdom

3 Shell Notice of Annual General Meeting 2025 Dear Shareholder, I am pleased to invite you to the Company’s Annual General Meeting (“AGM”) which will be a hybrid meeting, held online via the Lumi electronic meeting platform, and at the Sofitel London Heathrow Hotel – Terminal 5, London Heathrow Airport, London TW6 2GD, United Kingdom on Tuesday May 20, 2025. Our hybrid AGM provides three ways in which shareholders can follow the proceedings: i) attending and participating in person; ii) attending and participating in the webcast by registering through an electronic platform (“digitally attending”); or iii) simply watching the webcast. Details of how to do each of these options are provided in this document on pages 18 to 23. We strongly encourage you to register for the “Keep up to date with Shell” section of our website at shell.com/news - and - insights/ newsroom/email - alerts to receive AGM information including any changes to the AGM format. As in previous years, we strongly encourage our shareholders to submit their proxy voting instructions in advance of the meeting. The primary focus of the AGM will be on the formal business set out in the Notice of Meeting. However, to facilitate the engagement we value with our shareholders, the meeting will include a Question and Answer session, as explained in this Notice. Question and Answer session Our AGM provides an opportunity for shareholders to ask questions about the business set out in this Notice. The AGM is also an opportunity for the Board to engage in dialogue with shareholders. Not only will the Board update shareholders on the business model and financial performance of the Company, but shareholders can share their views and opinions. In recent years, we have sadly seen some attendees at the meeting whose methods of engagement were disruptive and, at times, unsafe. Actions of this kind will merely serve to limit the Board's engagement and dialogue at the meeting as the Board will always prioritise the safety of those in attendance. Therefore, behaviour that may interfere with anyone’s security or safety or the good order of the meeting (whether physical, verbal or otherwise) will not be tolerated. Anyone who does not comply with what the Chair considers to be the good order of the meeting may be removed from the meeting without warning. As Chair of the AGM, I will endeavour to ensure that discussions remain relevant and that as many shareholders as possible have the opportunity to speak. The Question and Answer session during the AGM will allow both shareholders attending physically and digitally an opportunity to pose questions to your Board. Business of the AGM The business to be conducted at the AGM is set out in this Notice with explanatory notes concerning each of the resolutions. Resolutions 1 to 21 represent business which is mainly of a routine nature for a listed company, and your Board recommends that you vote in favour of them. We have also received a shareholder resolution (Resolution 22) pursuant to Section 338 of the Companies Act 2006, and your Board recommends that you vote against this resolution for the reasons set out on pages 7 to 8. The AGM will be conducted in English. Directors In line with the UK Corporate Governance Code (the “Code”), all Directors will retire at the 2025 Chair’s Letter I believe that the Director reappointments proposed in Resolutions 3 to 14 are in the best interests of the Company. The biographical details of each Director are given on pages 12 to 15. Finally, an overview of the diversity, skills and experience represented on the Board is set out on page 17. I hope you will vote in favour of the Director reappointment resolutions. Voting All resolutions for consideration at the AGM will be decided on a poll rather than a show of hands . This means that a shareholder has one vote for every share held . Regardless of whether you simply watch the webcast or digitally attend, we strongly encourage you to vote your shares ahead of the meeting through the medium attributable to the way that you hold your shares. Yours faithfully, Sir Andrew Mackenzie Chair March 25, 2025 For the latest AGM news Please register to receive AGM information (including any changes to the AGM format) in the “Keep up to date with Shell” section of our website at shell.com/ news - and - insights/newsroom/email - alerts where we will also notify shareholders of future events in 2025. AGM webcast Our webcast will be broadcast live at 10:00 (UK time), 11:00 (Dutch time) on Tuesday May 20, 2025 – the day of the AGM. Shareholders who wish to simply watch the webcast should log on to shell.com/agm/webcast and follow the online instructions. Shareholders that want to vote or ask questions at the meeting should access the digital meeting. Details of each option can be found on pages 18 to 23.

4 Shell Notice of Annual General Meeting 2025 Notice is hereby given that the Annual General Meeting (“AGM“) of Shell plc (the “Company”) is currently scheduled to be held at the Sofitel London Heathrow Hotel – Terminal 5, London Heathrow Airport, London TW6 2GD, United Kingdom at 10:00 (UK time), 11:00 (Dutch time) on Tuesday May 20, 2025, for the purpose of considering the following business. At the time of publication of this Notice, it is anticipated that the AGM will proceed as a hybrid meeting. This means that shareholders will be able to join and participate in the meeting in person or by attending and participating in the digital meeting (“digitally attending”). All references to attendance herein mean both digital and in person attendance. Resolutions numbered 1 to 17 and 21 are being proposed as ordinary resolutions and those numbered 18 to 20 and 22 are being proposed as special resolutions. For ordinary resolutions to be passed, more than half of the votes cast must be in favour of the resolution, while in the case of special resolutions at least three - quarters of the votes cast must be in favour. Resolution 1 That the Company’s annual accounts for the financial year ended December 31, 2024, together with the Directors’ reports and the Auditor’s report on those accounts, be received. Resolution 2 That the Directors’ Remuneration Report, excluding the Directors’ Remuneration Policy, set out on pages 188 to 207 of the Directors’ Remuneration Report, for the year ended December 31, 2024, be approved. Resolution 3 That Dick Boer be reappointed as a Director of the Company. Resolution 4 That Neil Carson be reappointed as a Director of the Company. Resolution 5 That Ann Godbehere be reappointed as a Director of the Company. Resolution 6 That Sinead Gorman be reappointed as a Director of the Company. Resolution 7 That Jane Holl Lute be reappointed as a Director of the Company. Resolution 8 That Catherine Hughes be reappointed as a Director of the Company. Resolution 9 That Sir Andrew Mackenzie be reappointed as a Director of the Company. Resolution 10 That Sir Charles Roxburgh be reappointed as a Director of the Company. Resolution 11 That Wael Sawan be reappointed as a Director of the Company. Resolution 12 That Abraham (Bram) Schot be reappointed as a Director of the Company. Resolution 13 That Leena Srivastava be reappointed as a Director of the Company. Resolution 14 That Cyrus Taraporevala be reappointed as a Director of the Company. Resolution 15 That Ernst & Young LLP be reappointed as Auditor of the Company to hold office until the conclusion of the next AGM of the Company. Resolution 16 That the Audit and Risk Committee be authorised to determine the remuneration of the Auditor for 2025 on behalf of the Board. Resolution 17 That the Board be generally and unconditionally authorised, in substitution for all subsisting authorities, to allot shares in the Company, and to grant rights to subscribe for or to convert any security into shares in the Company, up to an aggregate nominal amount of €140.49 million, and to list such shares or rights on any stock exchange, such authorities to apply until the earlier of the close of business on August 19, 2026, and the end of the AGM to be held in 2026 (unless previously renewed, revoked or varied by the Company in a general meeting) but, in each case, during this period, the Company may make offers and enter into agreements which would, or might, require shares to be allotted or rights to subscribe for or to convert securities into shares to be granted after the authority ends and the Board may allot shares or grant rights to subscribe for or to convert securities into shares under any such offer or agreement as if the authority had not ended. Resolution 18 That if Resolution 17 is passed, the Board be given power to allot equity securities (as defined in the Companies Act 2006) for cash under the authority given by that resolution and/or to sell ordinary shares held by the Company as treasury shares for cash as if Section 561 of the Companies Act 2006 did not apply to any such allotment or sale, such power to be limited: (A) to the allotment of equity securities and sale of treasury shares for cash in connection with an offer of, or invitation to apply for, equity securities: (i) to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings ; and (ii) to holders of other equity securities, as required by the rights of those securities or, as the Board otherwise considers necessary, and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, or legal or practical problems arising in any overseas territory, the requirements of any regulatory body or stock exchange or any other matter whatsoever; and (B) to the allotment of equity securities or sale of treasury shares (otherwise than under paragraph (A) above) up to a nominal amount of €21.07 million, such power to apply until the earlier of the close of business on August 19, 2026 and the end of the AGM to be held in 2026 but, in each case, prior to its expiry, the Company may make offers, and enter into agreements, which would, or might, require equity securities to be allotted (and treasury shares to be sold) after the power expires and the Board may allot equity securities (and sell treasury shares) under any such offer or agreement as if the power had not expired. Notice of Annual General Meeting

5 Shell Notice of Annual General Meeting 2025 Resolution 19 That the Company be authorised for the purposes of Section 701 of the Companies Act 2006 to make one or more market purchases (as defined in Section 693(4) of the Companies Act 2006) of its ordinary shares of €0.07 each (“ordinary shares”), such authority to be limited: (A) to a maximum number of 602.1 million ordinary shares less the number of ordinary shares purchased or committed to be purchased pursuant to the authority under Resolution 20; (B) by the condition that the minimum price which may be paid for an ordinary share is €0.07 and the maximum price which may be paid for an ordinary share is the higher of: (i) an amount equal to 5% above the average market value of an ordinary share for the five business days immediately preceding the day on which that ordinary share is contracted to be purchased; and (ii) the higher of the price of the last independent trade and the highest current independent bid in respect of ordinary shares on the trading venues where the purchase is carried out, in each case, exclusive of expenses, such authority to apply until the earlier of the close of business on August 19, 2026, and the end of the AGM to be held in 2026 but in each case so that the Company may enter into a contract during this period to purchase ordinary shares which will or may be completed or executed wholly or partly after the authority ends and the Company may purchase ordinary shares pursuant to any such contract as if the authority had not ended. Resolution 20 That, for the purposes of Section 694 of the Companies Act 2006, the terms of the buyback contracts proposed to be entered into (in the form produced to the meeting) (“buyback contracts”) for off - market purchases (as defined in Section 693(2) of the Companies Act 2006) by the Company of its ordinary shares of €0.07 each (“ordinary shares”) be and are approved, and the Company be and is authorised to purchase ordinary shares pursuant to any such buyback contract, provided that such authority be limited: (A) to a maximum number of 602.1 million ordinary shares less the number of ordinary shares purchased or committed to be purchased pursuant to the authority granted at Resolution 19; (B) by the condition that the minimum price which may be paid for an ordinary share is €0.07 and the maximum price which may be paid for an ordinary share is the higher of: (i) an amount equal to 5% above the average market value of an ordinary share for the five business days immediately preceding the day on which that ordinary share is contracted to be purchased; and (ii) the higher of the price of the last independent trade and the highest current independent bid in respect of ordinary shares on the trading venues where the purchase is carried out, in each case, exclusive of expenses, such authority to apply until the earlier of the close of business on August 19, 2026, and the end of the AGM to be held in 2026 but in each case so that the Company may enter into a buyback contract to purchase ordinary shares which will or may be completed or executed wholly or partly after the authority ends and the Company may purchase ordinary shares pursuant to any such buyback contract as if the authority had not ended. Resolution 21 That, in accordance with Part 14 of the Companies Act 2006 and in substitution for any previous authorities given to the Company (and its subsidiaries), the Company (and all companies that are subsidiaries of the Company at any time during the period for which this resolution has effect) be authorised to: (A) make political donations to political parties or independent election candidates not exceeding £100,000 in total for all such companies taken together; (B) make political donations to political organisations other than political parties not exceeding £100,000 in total for all such companies taken together; and (C) incur political expenditure not exceeding £100,000 in total for all such companies taken together, in each case, as such terms are defined in the Companies Act 2006. This authority shall continue for the period ending on the conclusion of the Company’s AGM in 2026 or, if earlier, close of business on August 19, 2026. For the purposes of this resolution, the authorised sum may comprise sums in different currencies that shall be converted at such rate as the Directors of the Company may in their absolute discretion determine to be appropriate. Resolution 22 Shareholder resolution The Company has received notice pursuant to the Companies Act 2006 of the intention to move the resolution set forth on page 6 and incorporated herein by way of reference at the Company’s 2025 AGM. The resolution has been requisitioned by a group of shareholders and should be read together with their statement in support of their proposed resolution set forth on page 6. Your Directors consider that Resolution 22 is not in the best interests of the Company and its shareholders as a whole and unanimously recommend that you vote against Resolution 22 for the reasons set out on pages 7 to 8. By order of the Board Sean Ashley Company Secretary March 25, 2025 This Notice of Meeting should be read and construed in conjunction with any amendment or supplement hereto. Other than in relation to any documents which are deemed to be incorporated by reference, the information on websites to which this Notice of Meeting refers does not form part of this Notice. Notice of Annual General Meeting continued

1. Shell Energy Transition Strategy, 2024 2. Shell Energy Transition Strategy, 2024 3. Wood Mackenzie, 2023 Energy Transition Outlook: The energy challenge trinity: Security, sovereignty, and sustainability, p4. 4. Gas Outlook, Japan’s falling gas demand creates shift in global LNG, 2024 5. ERIA Research Project Report FY2023 No.29, Mitigating Extreme Volatility of LNG Prices in ASEAN: Impacts of High LNG Prices on Southeast Asia 6. IEA, World Energy Outlook 2024. 7. Assuming 10% discount rate, 25% tax rate and full pass through of cost changes through contracts. 6 Shell Notice of Annual General Meeting 2025 Shareholder Resolution and Supporting Statement – Resolution 22 Special Resolution Shareholders request that the Company disclose whether and how its: • demand forecast for liquified natural gas (LNG); • LNG production and sales targets; and • new capital expenditure in natural gas assets; are consistent with its climate commitments, including its target to reach net zero emissions by 2050. These disclosures shall be made by no later than the 2026 Annual General Meeting and shall include the criteria, data sources, methodologies and assumptions used to underpin these claims with reasonable detail, without disclosing any specific matters which are commercially sensitive. Supporting Statement The proposal seeks clarity for Shell investors as to how the company arrives at the levels of Liquified Natural Gas (LNG) demand in its LNG Outlook, and how it reconciles this demand with its broader strategy, including its climate commitments. This in turn should enable investors to better appraise the material risks associated with the LNG portfolio, and how the company is managing those risks. Investors have cause to seek enhanced transparency from the company about its LNG Outlook because: 1. Shell is building its strategy around an anticipated level of demand which is higher than all scenarios put out by the International Energy Agency (IEA) and appears to have misinterpreted independent analysis in substantiating its demand projections. 2. Shell’s LNG demand outlook has not been materially revised in response to major changes in the global energy market. 3. Shell has more uncontracted LNG than any other independent oil and gas company, making it highly exposed to value erosion should prices be lower than planned for. The proposal seeks enhanced disclosure related to the company’s LNG business as it is central to the company’s growth strategy and a major source of revenue. LNG is projected to account for 30% of Shell’s upstream hydrocarbon production in 2030. Shell plans to ‘grow [its] world - leading LNG business by an expected 20 - 30% by 2030’ 1 and grow liquefaction capacity by 25 to 30% over this period. It is currently not clear how to assess alignment between the company’s LNG strategy and its commitment to reach net zero emissions by 2050. 2 Shell does not explain the temperature outcome associated with its LNG Outlook, nor how it would meet its net zero commitments if the high levels of LNG demand do materialise, without relying on implausibly high levels of negative emissions technologies. 3 Shell’s LNG Outlook 2024 sees higher demand than all IEA scenarios LNG demand in Shell’s LNG Outlook 2024 is higher than under all scenarios published by the IEA. By 2040, Shell’s LNG outlook is 19% higher than the IEA’s Stated Policies Scenario (STEPS) – a scenario which assumes no further climate policies are implemented. It is 92% above the Announced Pledges Scenario (APS), which assumes all proposed climate targets are met, but no more are introduced; and 301% higher than the Net Zero Emissions by 2050 scenario (NZE), which is aligned to 1.5 ƒ C. It is unclear why Shell’s LNG demand assumptions are so much higher than the IEA. Investors require more transparency from Shell in relation to its demand assumptions, due to the significant financial implications for shareholders should this demand not materialise. Shell’s LNG demand outlook has not responded to major changes in the global energy market Since 2021, the IEA has made significant revisions to its LNG demand forecasts because of changes in global energy markets. Shell’s demand outlook has been much less responsive to these changes, with a reduction in the 2040 demand outlook of 33 Mtpa ( - 5%), which is equal to around one quarter of the change in the IEA APS over that period. This inertia in assumptions raises questions about the oversight of its LNG strategy. Under the APS, the IEA has reduced the 2040 demand forecast by 131 Mtpa ( - 28%), to reflect changes in energy markets over the past four years. Russia’s invasion of Ukraine and the subsequent increase in LNG prices has accelerated global investments in renewables. Europe has seen a significant reduction in gas demand, which will continue as countries accelerate the deployment of renewables and heat pumps. Emerging markets such as Pakistan and Bangladesh were priced out of the market during the energy crisis, causing widespread energy outages 4 . They responded by moving away from reliance on LNG imports, which had ‘acquired a reputation as a costly and unreliable fuel’ 5 , instead pursuing independent energy security while reducing overall costs through fixed energy stocks such as solar. Plans by regulators for expanding energy supply have consequently shifted. In Vietnam, a country which Shell references as a source of growing LNG demand in the power sector, the Power Development Plan projection for LNG - to - power in 2050 has been reduced by 50% - from 55.8GW in 2021 to 27.9GW in 2023. Shell has more uncontracted LNG than any other independent oil and gas company According to data from Rystad Energy, Shell has more uncontracted LNG than any other independent oil and gas company, with over 1bn tonnes of uncontracted LNG between 2024 and 2050. Therefore, its risk exposure to LNG prices is greater than any other company. There is expected to be a surplus of LNG supply in the second half of the 2020s, due to a large amount of LNG liquefaction capacity coming online 6 . Lower prices will impact the company’s revenue and profitability, with every $1 /MMBtu reduction in the gas price eroding $13 billion in NPV 7 . Given Shell’s exposure and bullish assumptions, it is incumbent on the company to substantiate its position. The current Outlook lacks the granularity necessary for investors to assess the risks associated with Shell’s strategy, especially considering the substantial misalignment with all IEA scenarios. Investors have reasonable grounds to seek further information about the assumptions underpinning the LNG Outlook and the degree to which the Outlook is consistent with strategy, including climate commitments.

7 Shell Notice of Annual General Meeting 2025 Your Directors believe that Resolution 22 is against good governance. A Special Resolution is binding on the Company and forms part of the Company’s constitution if passed. That could have unforeseen consequences and is unnecessary in the context of a request for disclosure of information that is not mandated by legislation and that, by and large, is already publicly available. The Board therefore unanimously recommends shareholders to vote against Resolution 22. The Board will however publish a summary note of the Company’s existing LNG disclosures on Shell’s website. Shell has a vision to be the leading integrated gas and LNG business in the world by 2035. A concise note on LNG supports communication of the Company’s vision for LNG. It also accommodates easily available LNG disclosures in line with the intent of the shareholder proposal. Against good governance The Board is responsible for the management of the Company. However, shareholders can direct the Board by passing a Special Resolution. Any passed Special Resolution (requiring 75% or more of votes cast to be in favour) forms part of the Company’s constitution. The Company’s Directors are required to comply with the terms of any passed Special Resolution as part of their statutory duty to act in accordance with the Company’s constitution. Given that Special Resolutions, if passed, are binding on the Company and form part of the Company’s constitution, they are typically reserved for more material corporate actions, such as amending a company’s articles of association and approving share buy backs. The information being sought by the Australasian Centre for Corporate Responsibility (ACCR) and the requisitioning shareholders is by and large already disclosed by the Company. Furthermore, it is noted that two of the three institutional investors have not engaged with Shell prior to, or indeed after, proposing the resolution. Proposing a resolution such as this without prior engagement is against good governance, is unhelpful and is a distraction for management. Given the above, your Directors do not consider that a Special Resolution is the appropriate mechanism to engage with the Company in order to request this disclosure. Shell LNG disclosures Shell provides through the Annual Report and Accounts, its Energy Transition Strategy, its Shell LNG Outlook, its Scenario publications, its quarterly results publications, as well as through its Capital Markets Day presentations significant information about its LNG strategy, business outlook, risks and competitiveness. Since 2021 Shell has disclosed on a voluntary basis, Note 4 Climate Change and Energy Transition, within the notes to the consolidated financial statements. The note includes price sensitivities using a range of scenarios including the IEA NZE 2050 scenario for both its Upstream and Integrated Gas businesses. Since the 2024 Annual Report and Accounts Shell has been reporting according to the EU Corporate Sustainability Reporting Directive (CSRD). As sustainability reporting requirements move towards key regulatory frameworks, Shell hopes to see convergence in mandated disclosure requirements and a reduction in additional disclosure requests. Shell publishes full energy system scenarios. The latest scenario, Surge, was launched on February 12, 2025 and explores the impact of AI on economic productivity and energy demand. The scenario includes analysis of global LNG demand and complements the two existing scenarios, Horizon and Archipelagos. Together these scenarios explore a wide range of LNG demand, which the Company uses to inform its strategy. Shell launched its 2025 LNG Outlook on February 25, 2025 based on data from Wood Mackenzie. Global demand for LNG is forecasted to rise by around 60% by 2040, largely driven by economic growth in Asia, emissions reductions in heavy industry and transport as well as the impact of artificial intelligence. The outlook from Wood Mackenzie expects additional LNG growth by 2040 compared to the report last year. Shell’s Capital Markets Day on March 25, 2025 outlined positive long - term LNG fundamentals, strengthened by cost competitive supply additions and resilience to gas price cycles due to dominant Brent price exposure. It supports Shell’s vision to be the leading integrated gas and LNG business in the world. Global LNG market Shell is a global leader in LNG with a highly competitive portfolio of LNG assets that differentiates Shell from its competitors. The Board believes this is an advantageous situation and allows Shell to play an important role in the energy transition as customers and countries continue to demand secure, affordable and lower carbon energy sources. Directors’ response to Shareholder Resolution 22 The Directors do not support Resolution 22 and unanimously recommend that you vote against it. a. History b. IHS base c. FGE d. Surge e. WM base f. Rystad g. Poten h. Archipelagos i. IEA STEPS j. Horizon k. IEA APS l. IEA NZE 0 2000 2010 2020 2030 2040 2050 100 200 300 800 700 500 600 400 0 100 200 300 800 700 500 600 400 a b c d e f g h i j k l Global LNG Demand Outlook Mtpa Source: Woodmac (Q4 2024), IHS (July 2024), FGE (Nov 2024), Poten (Nov 2023), IEA WEO (2024), Shell Scenarios (Jan 2025)

8 Shell Notice of Annual General Meeting 2025 Directors’ response to Shareholder Resolution 22 continued LNG is a versatile low carbon fuel and vital for energy security. LNG can, in contrast to electricity and natural gas, be transported cost effectively between regions in the world and can be stored in large quantities for longer periods of time. The same is true for coal and oil, but LNG‘s carbon intensity is roughly half their carbon intensity. LNG enables the expansion of renewables by providing an immediately available solution to intermittency by fuelling flexible gas - fired power generation. It also helps to displace coal and oil. It supports industries with high energy intensities and is increasingly part of the solution in transport, including marine and heavy - duty road transport. LNG provides a fuel source that can be decarbonised further through blending even lower carbon alternatives over time, like bioLNG and eventually green or blue hydrogen derivatives - and Shell is working with its customers and through R&D to explore and expedite these options. Shell scenario analysis shows global LNG demand could continue growing until 2040 in line with many other exploratory projections. The clear outliers are the IEA’s Announced Pledges Scenario (APS) and Net Zero Emission (NZE) scenarios. APS includes unrisked pledges made by governments to date, which are not fully delivered due to insufficient political support to legislate and fund many of these pledges. The normative NZE scenario is even more stretching assuming a voluntary reduction in demand for energy that has not matured. Shell’s LNG strategy and energy transition targets Shell has alignment between its LNG growth strategy and climate targets and ambition. The total LNG demand grows from ~400mpta in 2024 to 500 - 600mpta in 2030. This is an increase of 25 - 50%. The Shell Horizon scenario sits in the middle of this range and is NZE 2050 aligned. Thus, Shell’s plans to increase LNG liquefaction capacity by 25 - 30% is at the lower end of the growth range and below the Shell Horizon scenario. Moreover, Shell has a highly competitive LNG portfolio adding financial resilience compared to the overall LNG market. Shell currently sees an appetite for long - term LNG contracts with its supply and demand being well - balanced in terms of contract lengths. Some contracts have a duration of over 25 years with the average LNG contract period estimated to be around 15 years. That is historically long for LNG. Voluntary LNG disclosures Shell’s LNG strategy and Shell’s emission targets and ambition were outlined in its 2024 Energy Transition Strategy which was supported by 78% of Shell’s shareholders who voted at its 2024 Annual General Meeting. The emission targets and ambition have not changed since then. Shell will continue to monitor the demand for LNG and is currently comfortable with growing its LNG portfolio in line with the outlined strategy. The view on LNG is irrespective of the uncertainty with which the energy transition will unfold. A more rapid transition strengthens the role of LNG in displacing coal and oil, whilst a slower transition will simply need more gas. The Board will publish a summary note of existing disclosures on Shell’s website to support stakeholders in understanding the LNG market and Shell’s leading global LNG position. The note will provide the below information to help further build confidence in Shell’s LNG activities. Facilitate third - party scenarios comparisons – Shell publishes various scenarios regarding global LNG demand allowing stakeholders to compare the three IEA scenarios against the Shell scenarios as well as third party recognised scenario providers including Wood Mackenzie that Shell uses in its LNG Outlook presentations. Competitiveness of Shell’s portfolio and stranded asset risk analysis – Shell will present the financial competitiveness of its LNG portfolio relative to the overall LNG market. Shell will also continue to develop Note 4 Climate Change and Energy Transition within the notes to the consolidated financial statements as part of the Annual Report and Accounts. Together, it allows shareholders to assess the stranded asset risks within the Shell portfolio. Publish additional LNG portfolio analysis – Shell will provide the Company’s belief around LNG in line with the 2024 Energy Transition Strategy that investors overwhelmingly supported at the 2024 Annual General Meeting. Shell will also summarise existing LNG disclosures from various publications related to its balance between term supply and term sales contracts for LNG, the balance between spot and term contracts for both supply and sales of LNG, price sensitivity analysis and key price markers for both its LNG supply and sales. Demonstrate the vital role of LNG – Shell will on its website explain how its business outlook for LNG is aligned with its existing emission targets to 2030. Shell will also develop three country case studies looking at the impact LNG has on the energy systems and emissions from countries and sectors. These will be alongside Shell’s current disclosures. Conclusion The Directors consider Resolution 22 to be against good governance and neither in the best interests of the Company nor its shareholders. Shell will compile existing disclosures into a note on its website related to the LNG market, Shell’s LNG business, and how its LNG business reconciles with the broader strategy, including its climate commitments as outlined in this response to the resolution. This will be published before Shell’s 2026 Annual General Meeting on the Company’s website. THE DIRECTORS DO NOT CONSIDER RESOLUTION 22 TO BE IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS AS A WHOLE. THE DIRECTORS RECOMMEND THAT YOU VOTE AGAINST RESOLUTION 22.

9 Shell Notice of Annual General Meeting 2025 Note to resolution 1 Annual Report and Accounts The Board of Directors will present the Company’s annual accounts for the financial year ended December 31, 2024, together with the Directors’ reports and the Auditor’s report on those accounts. Note to resolution 2 Consideration and approval of the Directors’ Remuneration Report Resolution 2 is an advisory vote and seeks approval for the Directors’ Remuneration Report for the year ended December 31, 2024, excluding the Directors’ Remuneration Policy (the “Policy”). The Report has been prepared and is laid before the meeting in accordance with the Companies Act 2006. Shareholders approved a resolution at the 2023 AGM in relation to the Policy. The Company must seek approval for a similar resolution each year unless the Policy is left unchanged, in which case shareholder approval need only be sought every three years. The approved Policy is shown for information purposes within the Annual Report on pages 208 to 215. Note to resolutions 3 to 14 Reappointment of Directors In line with the Code, all current Directors will retire at the AGM and seek reappointment by shareholders. The biographical details of the Directors are given on pages 12 to 15. Pursuant to the Code, all Non - executive Directors have received performance evaluations and were considered to be effective in their roles and to be committed to making available the appropriate time for Board meetings and other duties. Please see the summary of the 2024 Board evaluation on page 16. A full overview of the Board and Board Committee evaluation can be found on pages 169 to 170 of the Annual Report for the year ended December 31, 2024. The Board recommends that you support the reappointment of each of the Directors standing for reappointment at the AGM. Note to resolutions 15 and 16 Reappointment of Auditor and determination of Auditor’s remuneration The Company is required to appoint an Auditor for each financial year of the Company, to hold office until the conclusion of the next general meeting at which accounts are laid before the Company. Resolution 15 proposes the reappointment of Ernst & Young LLP as the Company’s Auditor and Resolution 16 seeks authority for the Audit and Risk Committee to determine their remuneration on behalf of the Board. Note to resolution 17 Authority to allot shares This resolution would give the Directors the authority to allot ordinary shares or grant rights to subscribe for or to convert any securities into ordinary shares up to an aggregate nominal amount equal to €140.49 million (representing 2,007,000,639 ordinary shares of €0.07 each). This amount represents approximately one - third of the issued ordinary share capital of the Company as at March 25, 2025, the latest practicable date prior to publication of this Notice. The Company does not hold any shares in treasury as at the date of this Notice. This authority complies with the guidelines issued by institutional investors. The Directors’ authority under this resolution will expire at the earlier of either the close of business on August 19, 2026, or the end of the AGM of the Company to be held in 2026. The Directors have no present intention to exercise the authority sought under this resolution, however the full authority gives the Directors flexibility to take advantage of business opportunities as they arise. Note to resolution 18 Disapplication of pre - emption rights This resolution will be proposed as a special resolution, which requires at least three - quarters of the votes cast to be in favour. It would give the Directors the authority to allot ordinary shares (or sell any ordinary shares which the Company elects to hold in treasury) for cash without first offering them to existing shareholders in proportion to their existing shareholdings. This authority would be, similar to previous years, limited to allotments or sales in connection with pre - emptive offers to ordinary shareholders and offers to holders of other equity securities, if required by the rights of those securities or as the Board otherwise considers necessary, or otherwise up to an aggregate nominal amount of €21.07 million (representing 301 million ordinary shares of €0.07 each). This aggregate nominal amount represents approximately 5% of the issued ordinary share capital of the Company as at March 25, 2025, the latest practicable date prior to publication of this Notice. The authority will expire at the earlier of the close of business on August 19, 2026, and the end of the AGM of the Company to be held in 2026. The Directors have no immediate plans to make use of this authority. The Directors confirm that should they utilise the authority in Resolution 18, they intend to follow the shareholder protections set out in Section 2B of the Pre - Emption Group’s Statement of Principles on Disapplying Pre - Emption Rights issued in November 2022, to the extent reasonably practicable and relevant (the resolution does not provide for follow - on offers). Note to resolutions 19 and 20 Authority to make on and off market purchases of ordinary shares Resolutions 19 and 20 would allow the Company to buy back its own ordinary shares via methods permitted by the Companies Act 2006. Each resolution will be proposed as a special resolution, which requires at least three - quarters of the votes cast to be in favour. Resolution 19 would allow the Company to buy back its ordinary shares by way of on - market purchases on a recognised investment exchange pursuant to section 701 of the Companies Act 2006. However, as Euronext Amsterdam, CBOE Europe DXE and Turquoise Europe are not recognised investment exchanges for the purposes of Section 693(2) of the Companies Act 2006, buybacks conducted on these exchanges do not qualify as “on - market” purchases. Therefore, approval of off - market purchases is sought under Resolution 20 to enable share buybacks of shares on these exchanges. The Directors regard the ability to repurchase issued shares in suitable circumstances as an important part of the financial management of the Company, and therefore consider it to be desirable to have the authority to make purchases by way of on market purchases under Resolution 19 and / or off - market purchases under Resolution 20 (the latter of which, as described above, only covers open - market buybacks of ordinary shares on Euronext Amsterdam, CBOE Europe DXE and Turquoise Europe) to have increased flexibility in conducting buybacks of ordinary shares. For further information on the Company’s approach to returning capital to its shareholders, including details of distributions made during 2024, please refer to pages 16, 17 and 26 of the Annual Report for the year ended December 31, 2024. The Directors will only repurchase ordinary shares under the authority sought under Resolutions 19 or 20 when, in the light of prevailing market conditions, they consider that such purchases would result in an increase in earnings per share and would be in the best interests of the shareholders generally. There can be no certainty as to whether the Company will repurchase any of its ordinary shares, or as to the amount of any such buybacks or the prices at which such buybacks may be made. The Board is making no recommendation as to whether shareholders should sell their ordinary shares in the Company. The Company purchased 274.5 million ordinary shares in the period from the last AGM to March 25, 2025, under the existing authority to make market purchase of ordinary shares. Explanatory notes on resolutions

10 Shell Notice of Annual General Meeting 2025 Ordinary shares purchased by the Company pursuant to the authority sought under Resolutions 19 and 20 will either be cancelled or held in treasury. Treasury shares are shares in the Company which are owned by the Company itself. The Company currently has no ordinary shares in treasury. The Company has no warrants in issue in relation to its ordinary shares and no options to subscribe for its ordinary shares outstanding . Authority to make on - market purchases of ordinary shares Under Resolution 19, authority is sought to allow the Company to buy back its own ordinary shares by way of market purchases (as such term is defined in Section 693(4) of the Companies Act 2006), in accordance with specific procedures set out in the Companies Act 2006. Authority is sought for the Company to purchase up to 10% of its issued ordinary shares (excluding any treasury shares), less any ordinary shares repurchased under any authority granted under Resolution 20, renewing the authority granted by shareholders at previous AGMs. The minimum price, exclusive of expenses, which may be paid for an ordinary share is €0.07. The maximum price, exclusive of expenses, which may be paid for an ordinary share is the higher of: (i) an amount equal to 5% above the average market value for an ordinary share for the five business days immediately preceding the date of the purchase; and (ii) the higher of the price of the last independent trade and the highest current independent bid in relation to ordinary shares on the trading venues where the purchase is carried out. The authority will expire at the earlier of the close of business on August 19, 2026, and the end of the AGM of the Company to be held in 2026. Authority to make off - market purchases of ordinary shares Under Resolution 20, authority is sought to allow the Company to buy back its own ordinary shares by way of off - market purchases (as such term is defined in section 693(2) of the Companies Act 2006) on Euronext Amsterdam, CBOE Europe DXE and Turquoise Europe. This authority is necessary in addition to that under Resolution 19 because, for the purposes of the Companies Act 2006, any repurchase of ordinary shares through Euronext Amsterdam, CBOE Europe DXE and Turquoise Europe constitutes an “off - market” transaction. As such, these buybacks may only be made pursuant to a form of buyback contract (a “buyback contract”), the terms of which have been approved by shareholders in accordance with Section 694 of the Companies Act 2006. Authority is sought for the Company to purchase up to 10% of its issued ordinary shares (excluding any treasury shares), less any ordinary shares repurchased under any authority granted under Resolution 19. The Company is seeking approval of the terms of two forms of buyback contract, which are in all material respects identical to each other apart from the fee structure, with the two forms of contract reflecting a brokerage commission fee structure and a discount to volume weighted average price fee structure respectively: • under the brokerage commission structure, the fees payable to the programme bank for the engagement take the form of a brokerage commission, based on the number of shares repurchased by the programme bank. The level of brokerage commission will be determined at the time the buyback contract is executed; and • under the volume weighted average price fee structure, the fees payable to the programme bank for the engagement will be based upon the pricing achieved by the programme bank for such repurchases, as compared to an agreed discount to the volume weighted average price of the ordinary shares. The discount to the volume weighted average price will be determined at the time the buyback contract is executed. In addition, details such as the term of the buyback contract and the maximum number of ordinary shares to be purchased pursuant to a buyback contract during such term will also be determined at the time of execution of a buyback contract. The minimum price, exclusive of expenses, which may be paid for an ordinary share pursuant to a buyback contract is €0.07. The maximum price, exclusive of expenses, which may be paid for an ordinary share pursuant to a buyback contract is the higher of: (i) an amount equal to 5% above the average market value for an ordinary share for the five business days immediately preceding the date of the purchase; and (ii) the higher of the price of the last independent trade and the highest current independent bid in relation to ordinary shares on the trading venues where the purchase is carried out. Each buyback contract also annexes a form of proposal, which would be the means by which the programme banks would respond to invitations to bid for a particular buyback tranche from time to time during the term of the authorisation sought under Resolution 20. The buyback contracts are proposed to be entered into with any of Citigroup Global Markets Limited, BNP Paribas or any of its affiliates, Goldman Sachs International, Morgan Stanley & Co. International plc, Merrill Lynch International, Natixis, HSBC Bank plc, Banco Santander S.A. and UBS AG London Branch. However, due to the settlement arrangements for shares traded on Euronext Amsterdam, CBOE Europe DXE and Turquoise Europe, the member who would hold any shares to be purchased under the buyback contracts would in each case be either Euroclear Nederland or Euroclear Bank. Copies of the buyback contracts will be made available for shareholders to inspect at the Company’s registered office at Shell Centre, London, SE1 7NA during normal business hours on any weekday (public holidays excluded, and as allowed by law) from the publication of this Notice until the conclusion of the 2025 AGM. Copies of the buyback contracts will also be available for inspection at the AGM. Under the Companies Act 2006, the Company must seek authorisation for share repurchase contracts and counterparties at least every five years. However, the authority sought under Resolution 19 will expire at the earlier of the close of business on August 19, 2026, and the end of the AGM of the Company to be held in 2026. Note to resolution 21 Authority for certain donations and expenditure The Company is seeking authority under this resolution to allow the Company and any of its subsidiaries to make political donations or incur political expenditure up to a limit of £100,000 for each category of donation or expenditure as set out in the resolution. The Directors are seeking such authority for a period ending on the date of the Company’s AGM in 2026 or, if earlier, close of business on August 19, 2026. The Company has no intention of changing its current practice of not making political donations to political parties, independent election candidates and/or political organisations, or incurring political expenditure within the ordinary meaning of those words and will not do so without the specific endorsement of shareholders. However, the definitions used in the Companies Act 2006 are very wide and open to interpretation. As such, it is possible that normal business activities which might not be thought to Explanatory notes on resolutions continued

11 Shell Notice of Annual General Meeting 2025 be political donations or expenditure in the usual sense could be caught. This could include donations and contributions to, for example, bodies concerned with policy review and law reform, with the representation of the business community or sections of it or with the representation of other communities or special interest groups, which it may be in the Company’s interest to support. In order to allow such activities to continue and avoid inadvertently contravening the Companies Act 2006, the Company considers that the authority sought under this resolution to make political donations and incur political expenditure is advisable, in common with many other listed companies. The UK Companies Act 2006 requires that the authority should specify the maximum amount that the Company and its subsidiaries can spend on each category of political donations or expenditure during the period. To ensure sufficient flexibility, the resolution provides that this maximum amount is £100,000 for the Company and its subsidiaries, in respect of each category, over the whole period of the authority until its expiration in 2026. Note to resolution 22 Shareholder resolution Resolution 22 is a special resolution and has been requisitioned by a group of shareholders. The resolution should be read with its corresponding supporting statement given on page 6, and the Directors’ response given on pages 7 to 8. Your Directors consider that Resolution 22 is not in the best interests of the Company and its shareholders as a whole and recommend shareholders vote against Resolution 22 . Explanatory notes on resolutions continued Your Directors consider that Resolutions 1 to 21 are in the best interests of the Company and its shareholders as a whole. The Directors therefore unanimously recommend that you vote in favour of Resolutions 1 to 21. However, they consider that Resolution 22 is not in the best interests of the Company and its shareholders as a whole and unanimously recommend that you vote against Resolution 22 for the reasons set out on pages 7 to 8.

12 Shell Notice of Annual General Meeting 2025 Directors’ biographies Sir Andrew Mackenzie Chair Board Committee membership: NOMCO (Chair) British, 68. Appointed October 1, 2020; Chair from May 18, 2021. Career Prior to joining Shell, Sir Andrew was CEO of BHP from 2013 to 2019 after joining BHP in 2008. As BHP CEO, he simplified and strengthened the business, and made it the first miner to pledge to tackle emissions caused when customers use its products. From 2004 to 2007, he held various executive positions at Rio Tinto, including Head of Industrial Minerals and Diamonds. Prior to this, Sir Andrew spent 22 years with bp, during which he worked across most business streams and functions – principally in exploration and production, and petrochemicals – and held senior and executive positions, including as Chief Reservoir Engineer and Chief Technology Officer. From 2005 to 2013, Sir Andrew served as a Non - executive Director of Centrica. He has also served on many not - for - profit boards, including public policy think tanks in the UK and Australia. Relevant skills and experience Sir Andrew has more than 30 years’ experience in the mining and energy industries. In 2014, he was made a Fellow of the Royal Society, a Fellowship of many of the world’s most eminent scientists. Sir Andrew has applied his deep understanding of the energy business and geopolitical outlook to create public - private partnerships and advise governments around the world. He continues to advocate for sustainable action on climate change, including access to affordable energy. His expertise is helping Shell navigate the energy transition. Sir Andrew also champions gender balance, the rights of Indigenous Peoples, and the power of large companies to make a positive contribution to society . External appointments • Chair of UK Research and Innovation (UKRI) Dick Boer Deputy Chair and Senior Independent Director Board Committee membership: ARC | NOMCO | REMCO Dutch, 67. Appointed May 20, 2020; Deputy Chair and Senior Independent Director from May 23, 2023. Career Dick was President and CEO of Ahold Delhaize from 2016 to 2018. Prior to the merger between Ahold and Delhaize, he served as President and CEO of Royal Ahold from 2011 to 2016. From 2006 to 2011, he was a member of the Executive Board of Ahold and served as Chief Operating Officer of Ahold Europe. Dick joined Ahold in 1998 as CEO of Ahold Czech Republic and was appointed President and CEO of Albert Heijn in 2000. In 2003, he also became President and CEO of Ahold’s Dutch businesses. Before joining Ahold, Dick spent more than 17 years in various retail positions, for SHV Holdings N.V. in the Netherlands and abroad, and for Unigro N.V. Dick has chaired the Remuneration Committee of Nestlé since April 2024. Relevant skills and experience Dick has a deep understanding of brands and consumers, and extensive knowledge of the US and European markets, from his time leading one of the world’s largest food retail groups. He has considerable experience at the forefront of retailing and customer service, which extended in more recent years to e - commerce and the digital arena. This experience is most timely as Shell focuses on the growth of our marketing activities and increasing consumer choices in energy products. Dick brings sound business judgement and a proven track record in strategic delivery to Shell, evidenced by the combination of Ahold and Delhaize. He is also passionate about sustainability and is well informed about the importance of the various stakeholder interests in this area. External appointments • Non - executive Director of Nestlé and SHV Holdings. • Chair of the Supervisory Board of Just Eat Takeaway.com Wael Sawan Chief Executive Officer Board Committee membership: N/A Lebanese and Canadian, 50. Appointed January 1, 2023. Career Wael began his career at Shell in 1997 as an engineer with Petroleum Development Oman. By the mid - 2000s, Wael was Managing Director and Chairman of Shell Qatar, where he oversaw Shell’s business in Qatar, including its LNG and GTL divisions. Wael then became Executive Vice President of Deep Water, where he was responsible for driving its transformation into a leading business for Shell. Prior to being appointed CEO at the start of 2023, Wael joined the Executive Committee in 2019 as Upstream Director and in 2021, he became Shell’s Director of Integrated Gas, and Renewables and Energy Solutions. Wael was a trustee of Shell Foundation from 2019 to the end of 2022. Relevant skills and experience Wael holds an MEng from McGill University in Montreal, Canada, and an MBA from Harvard Business School. During his Shell career, spanning more than 25 years, he has worked in Europe, Africa, Asia and the Americas, and has held roles across all of Shell’s businesses. He has led several major commercial transactions, including mergers, acquisitions and divestments, as well as new business development projects. Wael is an exceptional leader, with all the qualities needed to drive Shell safely and profitably through its next phase of transition and growth. His track record of commercial, operational and transformational success reflects not only his broad, deep experience and understanding of Shell and the energy sector, but also his strategic clarity. He combines these qualities with a passion for people, which enables him to get the best from those around him. External appointments • No external appointments Nomination and Succession Committee (“NOMCO”) Remuneration Committee (“REMCO”) Audit and Risk Committee (“ARC”) Sustainability Committee (“SUSCO”) Board Committees

13 Shell Notice of Annual General Meeting 2025 Directors’ biographies continued Sinead Gorman Chief Financial Officer Board Committee membership: N/A British, 47. Appointed April 1, 2022. Career Sinead joined Shell in 1999 and has held key leadership roles in Finance. She started her Shell career in the Shell International Trading and Shipping Company based in London, UK, and then moved to the Coral Energy joint venture, in Houston, Texas, USA. Sinead worked in Mergers and Acquisitions and Treasury, based in the Netherlands, before moving back to Houston as Vice President Finance for Shales. Prior to her appointment as CFO, Sinead held the positions of Executive Vice President Finance for Upstream; Projects & Technology, as well as Integrated Gas and New Energies (now Renewables and Energy Solutions). Relevant skills and experience Sinead has an MEng from the University of Oxford, and an MSc in Finance from London Business School. Sinead has more than two decades’ experience of working for Shell and has held regional and global finance leadership roles across Europe and the USA. She has built a deep understanding of finance across the industry, spanning a wide range of businesses, and External appointments • No external appointments Neil Carson OBE Independent Non - executive Director Board Committee membership: REMCO (Chair) | SUSCO British, 68. Appointed June 1, 2019. Career Neil is a former FTSE 100 CEO. He joined Johnson Matthey in 1980 where he held several senior management positions in the UK and the USA, before being appointed CEO in 2004. Since retiring from Johnson Matthey in 2014, Neil has focused on his non - executive roles. He was Chair of TT Electronics plc from 2015 until May 2020. Relevant skills and experience Neil has an engineering degree, considerable operational experience and a strong understanding of capital - intensive businesses. He has a broad industrial outlook and a thorough commercial approach combined with a practical perspective on businesses. His intuitive international point of view helps drive value in complex environments. Neil was awarded an OBE for services to the chemical industry in 2016. Neil uses his experience to bring fresh insight and industry understanding to Board discussions . External appointments possesses a breadth of experience in trading, • Non - executive Chair of Oxford new business development and capital projects. Instruments plc Highly regarded for her commercial abilities and external focus, Sinead has a strong track record in cost leadership, principle - based decision - making and detailed capital stewardship. Ann Godbehere Independent Non - executive Director Board Committee membership: ARC (Chair) | NOMCO Canadian and British, 70. Appointed May 23, 2018. Career Ann started her career with Sun Life of Canada in 1976 in Montreal, Canada. She joined M&G Group in 1981, where she served as Senior Vice President and Controller for both life and health, and property and casualty businesses throughout North America. She joined Swiss Re in 1996, after it acquired the M&G Group and served as Chief Financial Officer from 2003 to 2007. From 2008 to 2009, she was interim CFO and an Executive Director of Northern Rock bank in the initial period following its nationalisation. Ann has held non - executive director positions at Prudential plc, British American Tobacco plc, UBS AG, and UBS Group AG. Ann served as a Non - executive Director of Rio Tinto plc and Rio Tinto Limited from 2010 until May 2019 and was also Senior Independent Director of both entities. In January 2021, Ann joined the Board of Stellantis N.V., and she chairs its Audit Committee. Ann joined the Board of HSBC Holdings plc in September 2023 and HSBC Bank plc in January 2025. Relevant skills and experience Ann is a former CFO and a Fellow of the Institute of Chartered Professional Accountants and a Fellow of the Certified General Accountants Association of Canada. She has more than 25 years of experience in the financial services sector. Ann’s extensive international business experience enables her to make significant and valuable contributions and bring a global perspective to Board discussions. Ann’s long and varied international business career powered by her financial acumen is reflected in the insights and constructive challenges she brings to the boardroom. As ARC Chair, Ann leverages her background to ensure robust discussions are consistently held as the ARC delivers its remit. External appointments • Non - executive Director and Audit Committee Chair of Stellantis N.V. • Senior Independent Director of HSBC Holdings plc • Independent Non - executive Director of HSBC Bank plc

14 Shell Notice of Annual General Meeting 2025 Directors’ biographies continued Jane Holl Lute Independent Non - executive Director Board Committee membership: REMCO | SUSCO American, 68. Appointed May 19, 2021. Career Jane was President and Chief Executive Officer of SICPA Securink Corporation’s North American operations from 2017 to 2021, when she assumed the role of Non - executive Strategic Director. From 2018 to 2021, Jane was a Non - executive Director of Atlas Air Worldwide Holdings Inc. In 2013, she established and led the Council on CyberSecurity, an independent not - for - profit organisation with a global scope, committed to the security of an open internet. From 2015 to 2016, Jane was Chief Executive Officer of the Center for Internet Security, an independent not - for - profit organisation that works to improve cyber security worldwide. From 2009 to 2013, Jane served as Deputy Secretary of the US Department of Homeland Security. From 2003 to 2009, she held various senior political and peacekeeping roles at the United Nations. Jane started her career in the US Army in 1978, serving in Berlin during the Cold War, on the US Central Command Staff during Operation Desert Storm, and on the National Security Council Staff under Presidents George H.W. Bush and William J. Clinton. After retiring from the military in 1994, she joined the Carnegie Corporation as an Executive Director of its Commission on Preventing Deadly Conflict. Relevant skills and experience Jane is a proven and effective leader, who has held significant leadership roles in public service, the military, and the private sector. She brings a wealth of expertise in matters of public policy, cyber security, and risk management to our Board. Jane is an experienced board director, having served on the boards of large companies since 2016. These appointments have given her business perspectives across different sectors and geographical regions. She has also served on various committees including those which focus on audit, environmental and sustainability, nomination, and governance issues. External appointments • Non - executive Director of Marsh & McLennen • Non - executive Director of Union Pacific Corporation • Strategic Director of SICPA Securink Corporation Catherine J. Hughes Independent Non - executive Director Board Committee membership: ARC | SUSCO (Chair) Canadian and French, 62. Appointed June 1, 2017. Career Catherine was Executive Vice President International at Nexen Inc. from January 2012 until her retirement in April 2013, where she was responsible for all oil and gas activities including exploration, production, development, and project activities outside Canada. She joined Nexen in 2009 as Vice President Operational Services, Technology and Human Resources. Prior to this, Catherine was Vice President Oil Sands at Husky Oil from 2007 to 2009 and Vice President Exploration & Production Services, from 2005 to 2007. She started her career with Schlumberger in 1986 and held key positions in various countries, including France, Italy, Nigeria, the UK, Canada, and the USA. Catherine has held non - executive director positions at SNC - Lavalin Group Inc, Statoil ASA and Precision Drilling Inc. Relevant skills and experience Catherine contributes through her knowledge of industry and the ease with which she engages with other Directors and managers in the boardroom. With over 30 years of industry experience, she brings a geopolitical outlook and deep understanding of the industry. An engineer by training, she has also spent significant time working in senior human resources roles. The Board highly regards her perspectives on our industry and people. Catherine has a strong track record of executing operational discipline with a focus on performance metrics and a drive for excellence. Her knowledge of the technology underpinning oil and gas operations, logistics, procurement and supply chains benefits the Board as it considers projects and investment and divestment proposals. She uses her industry knowledge, combined with her commitment to the highest standards of corporate governance and safety, ethics and compliance, in her role as Chair of SUSCO. External appointments • Non - executive Director of Valaris Limited Sir Charles Roxburgh Independent Non - executive Director Board Committee membership: ARC British, 65. Appointed March 13, 2023. Career Sir Charles was Non - executive Chair of Legal and General America from 2023 to 2025. From July 2016 to June 2022, he was Second Permanent Secretary, one of the most senior positions within the UK’s Treasury. In this role, he was responsible for policy and oversight across a range of functions including financial services, financial stability, infrastructure, energy, science and research and development, business investment, venture and growth capital, transport, and culture and creative industries. He was also Chair of the HMT Operating Committee. Sir Charles was Director General, Financial Services at HMT from 2013 to 2016 and led the legislative process for the biggest reforms in the UK banking sector in a generation before being appointed Second Permanent Secretary. Prior to HMT, Sir Charles spent over 25 years at McKinsey & Company and obtained an MBA from Harvard Business School. While at McKinsey, he held a range of senior positions. Sir Charles has worked for large banks, insurance companies, hedge funds and private - equity investors in strategy, risk management, and organisation roles. Sir Charles also led major research efforts at McKinsey and authored articles on strategy and scenario planning. Relevant skills and experience Sir Charles’ succession of roles placed him at the nexus between industry and government, and have included his active involvement in forging and delivering energy policies. He was an influential figure within HMT in pioneering energy policy, including for COP26, and providing funding for innovative organisations to support the energy transition. External appointments • Chair of Lloyd’s of London (effective May 1, 2025) • Non - executive member of Global Council, Herbert Smith Freehills

15 Shell Notice of Annual General Meeting 2025 Directors’ biographies continued Abraham Schot Independent Non - executive Director Board Committee membership: REMCO | SUSCO Dutch, 63. Appointed October 1, 2020. Career Abraham (“Bram”) has been on the Board of Volkswagen AG, responsible for the Premium Car Group, CEO of Audi AG, Chair of Lamborghini and Ducati, responsible for the VW Group Commercial Operations and Vice - Chair of Porsche Holding Salzburg. From 2011 to 2016, he was a member of the Board of Volkswagen Commercial Vehicles and Executive Vice President responsible for Global Marketing, Sales & Services, New Business Models. In 2017, he became a member of the Board of Audi AG. From 2006 to 2011, Bram was President and CEO of Daimler/Mercedes - Benz Italia & Holding S.p.A. From 2003 to 2006, he was President and CEO of DaimlerChrysler in the Netherlands. Prior to this, Bram held a number of director and senior leadership roles within Mercedes - Benz in the Netherlands, having joined the business in 1987 on an executive management programme. Relevant skills and experience Bram has over 30 years’ experience working in the automotive industry. He was part of the transformation journey at Audi AG, which saw the car company become a provider of electric vehicles that offered sustainable mobility. He is able to leverage this knowledge as Shell navigates its own journey through the energy transition. Bram brings his high regard for integrity and compliance to board meetings. His studies have encompassed innovation and organisational effectiveness, geopolitical environments, shareholder value, corporate social responsibility and risk management, which are all valued management tools. External appointments • Non - executive Director of Signify N.V • Non - executive Director of Cognizant Technology Solutions Corporation • Non - executive Director of Compagnie Financière Richemont SA Leena Srivastava Independent Non - executive Director Board Committee membership: SUSCO Indian, 64. Appointed March 13, 2023. Career Leena has dedicated her career to sustainability research and policy matters, and has held positions on boards of scale. She was Deputy Director General for Science at the International Institute for Applied Systems Analysis. Prior to this, she was an Executive Director at The Energy and Resources Institute (TERI), a not - for - profit policy research organisation working on energy, environment and sustainable development, and then Vice Chancellor of the TERI School of Advanced Studies – a research university focused on sustainability education based in India. Leena is a member of the UN Technical Advisory Group on SDG 7, a Scientific Advisory Board Member of the European Forum Alpbach, and an advisory Board Member of NAMTECH, an Indian technical education institute. She has served committees and organisations at international and national levels, including as energy and climate adviser for the United Nations and Member of the Advisory Committee at Future Earth. She has also been a non - executive director of companies, including companies involved in manufacturing and infrastructure. Relevant skills and experience Leena has served on sustainability advisory boards of multinational companies, such as The Coca - Cola Company, Caterpillar Inc. and Suez Environment. She recognises the challenges large organisations face in managing stakeholder priorities, including balancing business, government and societal needs, while pursuing a sustainability agenda. As a member of the Cement Sustainability Initiative of the World Business Council for Sustainable Development, she provided a pragmatic perspective on how to support the sector through its decarbonisation journey. She has a strong network of relationships in multiple global institutions focused on sustainability and an understanding of the issues the energy sector faces. External appointments • Member of the Independent Council of Climate Experts of Edelman Cyrus Taraporevala Independent Non - executive Director Board Committee membership: ARC | REMCO American, 58. Appointed March 2, 2023. Career Cyrus was President and Chief Executive Officer of State Street Global Advisors from 2017 to 2022. Cyrus has held numerous leadership roles in asset management including at Fidelity, BNY Mellon, Legg Mason, and Citigroup. Cyrus was previously a partner at McKinsey & Company, based in New York and Copenhagen. He serves on the Board of two non - profit organisations: The Trustees of Reservations, a Massachusetts - based conservation organisation, and GBH, a public media producer, distributor, broadcaster and content creator. He joined the Board of Pfizer Inc. in July 2024. Relevant skills and experience Cyrus brings a unique mix of strategic perspectives and business skills. He has significant experience in driving organic and inorganic growth, and company transformations. He is one of the most senior professionals in the asset management industry and has successfully led and grown global businesses of scale. He played a critical role in affirming State Street’s reputation as both a stalwart and a pioneer within the sector. At times, Cyrus was helping to implement change amid market uncertainty caused by geopolitical tensions and an evolving regulatory environment. Cyrus also possesses a unique vantage point on core board - related issues impacting public companies including sustainability. He has spoken about and published multiple articles on climate risk and other aspects of sustainability. He is credited with strengthening the sustainability credentials of State Street Global Advisors. External appointments • Non - executive Director of Bridgepoint Group plc • Non - executive Director of Pfizer Inc.

16 Shell Notice of Annual General Meeting 2025 Board and Committee evaluation The 2024 Board Evaluation process comprised: (a) Board Dynamics review The review, which took place in September 2024, was structured to reflect on the current state of Board practices, focusing on opportunities for the Board to further elevate its collective performance, noting where there are strengths as well as opportunities to develop. The review, supported by the Chief Human Resources Officer and the Company Secretary, involved one - to - one discussions between the Chair and each Non - executive Director as well as plenary discussions with the Board and Executive Committee (EC). (b) Internal facilitated questionnaire - based Board and committee evaluation Taking into account the structure and output from the 2024 Board Dynamics review, it was recommended that the Nomination and Succession Committee (NOMCO) conduct an in - house review (similar to the 2023 process). The form of the questionnaires were appropriately adjusted to reflect the output from the Board Dynamics review and Board members responded to those questionnaires, which were shared at the end of 2024, with results discussed at the January 2025 Board and committee meetings. Separate questionnaires were produced for the evaluation of the Chair, and the Board committees. In addition, the Chair held separate one - to - one discussions with each of the Non - executive Directors to assess their individual performance during the year. To broaden the inputs into the evaluation process, members of the EC participated in the evaluation process, also completing questionnaires relating to their attendance at Board meetings. The Company Secretary produced a feedback summary providing recommendations to the Directors. This report was shared with the Chair, NOMCO and subsequently all Board members. The feedback from Board Directors was positive throughout their responses to the evaluation. The committees were considered to be well - chaired and well - operated and received excellent input from senior management. The Deputy Chair communicated feedback to the Chair, who was considered to have built and maintained strong relationships with the Executive and Non - executive Directors. He was also thought to communicate well, be constructive and open at all times, encouraging all Board members to make a full contribution to discussions. References to his accessibility and openness to input from others were made and these are valued across the Board. An overview of the Board evaluation can be found on pages 169 to 170 within the Governance section of the Annual Report for the year ended December 31 , 2024 .

Board diversity

Gender diversity


Female
42%
Male
58%

Non-executive Director tenure (years)


0-3
44%
4-6
44%
7-9
11%

Ethnicity


White British or other White (including minority white groups)
75%
Asian / Asian British
17%
Other ethnic groups
8%

Non-executive Director sector experience


Regulatory, Government affairs, Public policy
90%
Oil and gas, Extractives, Energy
70%
Strategy development
100%
Engineering, Industrial
80%
Consumer, Marketing
60%
Accounting and Finance
80%

Director nationality


British
33%
Dutch
17%
American
8%
Canadian
25%
Indian
8%
Lebanese
8%

Attendance

The Board met nine times during 2024. Five of the nine meetings were held physically, one meeting in the Netherlands, and four in London, United Kingdom. Four meetings were held virtually. Attendance during 2024 for all Board meetings is given in the table [A].

Board member	Meetings attended	Board member	Meetings attended
Dick Boer	9/9	Sir Andrew Mackenzie	9/9
Neil Carson [B]	8/9	Sir Charles Roxburgh	9/9
Ann Godbehere	9/9	Wael Sawan	9/9
Sinead Gorman [C]	8/9	Bram Schot [E]	8/9
Jane Holl Lute [D]	8/9	Leena Srivastava	9/9
Catherine J. Hughes	9/9	Cyrus Taraporevala	9/9

[A] For attendance at Committee meetings during the year, please refer to individual Committee Reports within the Annual Report for the year ended December 31, 2024.
[B] Neil Carson was absent from the May 2024 Board meeting due to a scheduled business commitment.
[C] Sinead Gorman was absent from the July 2024 Board meeting due to personal circumstances.
[D] Jane Holl Lute was absent from the March 2024 Board meeting due to personal circumstances.
[E] Bram Schot was absent from the September 2024 Board meeting due to a scheduled business commitment.

Director independence

All Non-executive Directors are considered by the Board to be independent in character and judgement. The Chair is not subject to the UK Corporate Governance Code's independence test other than on appointment.

Ethnic diversity

The Board is satisfied that it currently exceeds the recommendation from the Parker Review on Board diversity in the UK.

The information in the tables above reflects only those standing for election at the 2025 Annual General Meeting.
Director age, on pages 12 to 15, is provided as at May 20, 2025, being the scheduled date of the 2025 Annual General Meeting. Other information on these pages is provided as at the date of the Notice.

Shell Notice of Annual General Meeting 2025 17

18 Shell Notice of Annual General Meeting 2025 Shareholders with registered shares in their own name or holding their shares through the Shell Corporate Nominee • Registered holders of shares or shareholders who hold their shares in the Shell Corporate Nominee, or their duly appointed representatives, are entitled to attend, speak and vote at the AGM. • Entitlement to attend and vote at the AGM will be determined by reference to the Company’s Register of Members. In order to attend and vote at the AGM, a person must be entered on the Register of Members or the register of the Shell Corporate Nominee no later than 18:30 (UK time), 19:30 (Dutch time) on Friday May 16, 2025. A shareholder’s voting entitlement will depend on the number of shares held at that time. If the AGM is adjourned, such entitlement is determined by reference to the Register of Members or the register of the Shell Corporate Nominee at 18:30 (UK time), 19:30 (Dutch time), two working days before the date of the adjourned AGM. • A shareholder is entitled to appoint a proxy to exercise all or any of their rights to vote on their behalf and, to attend and speak at the AGM. A shareholder may appoint more than one proxy in relation to the AGM, provided each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. A proxy need not also be a shareholder. Proxy Forms and, for participants in the Shell Corporate Nominee, Voting Instruction Forms, must reach the Company’s Registrar no later than 10:00 (UK time), 11:00 (Dutch time) on Friday May 16, 2025. It is also possible to vote or register a proxy appointment electronically as explained below. Shareholders who have completed a Proxy Form or Voting Instruction Form may still attend the AGM and vote in person should they wish to do so, but they are requested to bring the Admittance Card with them to the AGM. • If a shareholder wishes to appoint multiple proxies, he or she should contact the Registrar on +44 (0)800 169 1679 to obtain an additional Proxy Form or, in the case of a participant in the Shell Corporate Nominee, a Voting Instruction Form. Alternatively, the shareholder may photocopy his or her Proxy Form or Voting Instruction Form. It will be necessary for the shareholder to indicate on each separate Proxy Form, or Voting Instruction Form, the number of shares in relation to which each proxy is authorised to act. If a shareholder appoints more than one proxy, he or she must ensure that no more than one proxy is appointed in relation to any share. • If a shareholder does not specify how he or she wants the proxy to vote on the particular resolutions, the proxy may vote or abstain as he or she sees fit. A proxy may also vote or abstain as he or she sees fit on any other business which properly comes before the AGM. • If shares are held through the Shell Corporate Nominee and no voting instructions are received or specified, the Corporate Nominee will not cast the votes attached to such shares. • If two or more shareholders jointly hold shares in the Company, each shareholder may attend, speak and vote at the AGM, appoint a proxy or give voting instructions. However, if more than one joint holder votes, appoints a proxy or gives voting instructions, the only vote, appointment or voting instruction which will count is the vote, appointment or voting instruction of the joint holder whose name is listed first on the Company’s Register of Members. Persons holding their shares through Euroclear Nederland (via banks or brokers) Persons holding their shares through Euroclear Nederland via banks and brokers are not included in the Company’s Register of Members – such shares are included in the Register of Members under the name of Euroclear Nederland. If persons who hold their shares through Euroclear Nederland wish to: (i) attend the AGM; or (ii) appoint a proxy to attend, speak and vote on their behalf; or (iii) give voting instructions without attending the AGM, they must instruct Euroclear Nederland accordingly. To do this, such persons are advised to contact their bank or broker as soon as possible and advise them which of the three options they prefer. Alternatively, such persons can choose such options electronically by accessing the website abnamro.com/evoting and following the online instructions. In all cases, the validity of the instruction will be conditional upon ownership of the shares at no later than 10:00 (UK time), 11:00 (Dutch time) on Friday May 16, 2025. Any instruction, whether by hard copy or by electronic means, must be received by this time. Persons holding their shares through Euroclear Nederland and who indicate they wish to attend the AGM will not receive an Admittance Card. They will therefore be asked to identify themselves at the AGM using a valid passport, identity card or driving licence. Persons holding their shares through third party agents or nominees (other than the Shell Corporate Nominee) If your Shares are held by a third party agent or nominee, you are urged to speak directly to them about how to exercise the votes that attach to those Shares and/or how to attend the Annual General Meeting. Shareholder notes 1. Attendance and appointment of a proxy If you wish to attend the AGM or appoint a proxy to attend, speak and vote on your behalf, please see the relevant section below depending on the way you hold your shares. There are several ways in which Shell plc ordinary shares or an interest in those shares can be held. These include: • directly as registered shares in certificated or uncertificated form in a shareholder’s own name; • indirectly through Euroclear Nederland (via banks or brokers); • through the Shell Corporate Nominee; • through another third - party nominee or intermediary company; or • as a direct or indirect holder of American Depositary Shares (ADSs) with the Depositary (JPMorgan Chase Bank, N.A.). Any person to whom this Notice is sent who is a person that has been nominated under Section 146 of the Companies Act 2006 to enjoy information rights (“nominated persons”) does not have a right to appoint a proxy. However, a nominated person may, under an agreement with the registered shareholder by whom he or she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the AGM. Alternatively, if a nominated person does not have such a right, or does not wish to exercise it, he or she may have a right under any such agreement to give instructions to the registered shareholder as to the exercise of voting rights. The return of a completed form of proxy, other such instrument or any CREST proxy Instruction will not prevent a member attending the AGM and voting in person . This section contains information relating to the following : 1. Attendance and appointment of a proxy 2. Corporate representatives 3. AGM webcast 4. Electronic voting and proxy appointment 5. CREST electronic proxy appointment 6. Proxymity electronic proxy appointment 7. Audit concerns 8. Shareholders’ right to ask questions 9. Shareholders’ rights under Sections 338 and 338A of the Companies Act 2006 10. Electronic publication 11. Electronic addresses 12. Shares and voting rights 13. Documents available for inspection

19 Shell Notice of Annual General Meeting 2025 Holders of American Depositary Shares (ADSs) Registered ADS holders who wish to attend the AGM or wish to have their votes cast on their behalf should indicate accordingly on their Voting Instruction Form and return it to the ADS Depositary, JPMorgan Chase Bank, N.A. Those who hold their ADSs beneficially through a bank or broker and wish to attend the AGM or have their votes cast on their behalf should contact their bank or broker as soon as possible. The ADS Depositary, JPMorgan Chase Bank, N.A., can be contacted on telephone number +1 888 737 2377 (from within the USA) or +1 651 453 2128 (from outside the USA). Holders of ADSs wishing to attend the AGM will not receive an Admittance Card and will therefore be asked to identify themselves at the AGM using a valid passport, identity card or driving licence. 2. Corporate representatives Any corporation that is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that they do not do so in relation to the same shares. 3. AGM webcast You may either: i) simply watch the AGM via the webcast which will be broadcast live at 10:00 (UK time), 11:00 (Dutch time) on the day of the AGM; or ii) digitally attend and participate in the AGM by registering through an electronic platform (“digitally attending”). See pages 22 to 23 for further details. Watching the AGM Webcast If you are unable to attend the AGM in person, you can watch the webcast, which will be broadcast live at 10:00 (UK time), 11:00 (Dutch time), on the day of the AGM. Shareholders who wish to simply follow the AGM via the webcast should go to shell.com/AGM/webcast and follow the online instructions. This webcast is not interactive, and it is not possible to vote or ask questions remotely. Shareholders should note that accessing any such webcast for viewing only will be for information only. Unlike digitally attending and participating, those simply watching the webcast will not be regarded as formally present at the meeting nor will arrangements be made for them to vote, submit questions by text or speak at the meeting via any such webcast. The webcast may include the Question and Answer session with shareholders present at the AGM, as well as background shots of those present in the auditorium. Digitally attending the AGM Shareholders who wish to register to digitally attend and participate (including by voting) in the AGM should go to shell.lumiconnect. com/102 - 845 - 922 and refer to pages 22 to 23 for further details. 4. Electronic voting and proxy appointment Registered shareholders and those who hold their shares through the Shell Corporate Nominee who prefer to register a proxy appointment with the Registrar via the internet instead of by hard copy (sent by post or by hand) may do so by accessing the website shareview.co.uk . Details of how to register an electronic proxy appointment and voting instructions are set out on the website, but please note the following: • This method of registering proxies is an alternative to the traditional hard copy appointment of proxies, which will continue unaltered. The electronic facility is available to all shareholders and those who use it will not be disadvantaged. • This facility provides for the electronic appointment of a proxy and not direct electronic voting. Accordingly, the person appointed as proxy will have to attend the AGM and vote on behalf of the shareholder. • No special software is required in addition to internet access. • An electronic appointment of a proxy or registration of voting instructions will not be valid if sent to any address other than submission via shareview.co.uk and will not be accepted if found to contain a virus. • To register a proxy appointment online, you first need to create your own Shareview Portfolio. Please go to shareview.co.uk and enter the requested information to do so. It is important that shareholders register for a Shareview Portfolio with enough time to complete the registration and authentication processes. • Once you have set up your Shareview Portfolio, you will be able to register a proxy appointment. Please click ‘View’ on the ‘My Investments’ page and then click on ‘Vote online’ and follow the on - screen instructions. • The final time for receipt of proxies is 10:00 (UK time), 11:00 (Dutch time) on Friday May 16, 2025. You may change your appointment or voting instructions by submitting a new form in either hard copy or electronic form; however, the new form must be received by the Registrar by this final time. • If two valid Proxy Forms or Voting Instruction Forms are received from the same shareholder before the relevant closing time, the one last received will be counted . 5. CREST electronic proxy appointment CREST members who wish to appoint a proxy through the CREST electronic proxy appointment service may do so for the AGM and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications and must contain the information required for such instructions, as described in the CREST Manual (available via euroclear.com ). The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the Registrar (ID RA19) by the latest time(s) for receipt of proxy appointments specified in this Notice. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Registrar is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means. CREST members and, where applicable, their CREST sponsors or voting service providers, should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this regard, CREST members and, where applicable, their CREST sponsors or voting service providers, are referred in particular to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. Shareholder notes continued

20 Shell Notice of Annual General Meeting 2025 The Company may treat a CREST Proxy Instruction as invalid in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001. 6. Proxymity electronic proxy appointment If you are an institutional investor, you may be able to appoint a proxy electronically via the Proxymity platform, a process which has been agreed by the Company and approved by the Registrar. For further information regarding Proxymity, please go to proxymity.io . Your proxy must be lodged by 10:00 (UK time) on Friday May 16, 2025 in order to be considered valid, or, if the meeting is adjourned, by the time which is 48hrs before the time of the adjourned meeting. Before you can appoint a proxy via this process you will need to have agreed to Proxymity’s associated terms and conditions. It is important that you read these carefully as you will be bound by them, and they will govern the electronic appointment of your proxy. An electronic proxy appointment via the Proxymity platform may be revoked completely by sending an authenticated message via the platform instructing the removal of your proxy vote. 7. Audit concerns Under Section 527 of the Companies Act 2006, shareholders meeting the threshold requirements set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to: (i) the audit of the Company’s accounts (including the Auditor’s report and the conduct of the audit) that are to be laid before the AGM; or (ii) any circumstance connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid before the AGM in accordance with Section 437 of the Companies Act 2006. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with Sections 527 or 528 of the Companies Act 2006. Where the Company is required to place a statement on a website under Section 527 of the Companies Act 2006, it must forward the statement to the Company’s Auditor no later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required, under Section 527 of the Companies Act 2006, to publish on a website. 8. Shareholders’ right to ask questions The Company will be accepting shareholders’ questions at the AGM from those attending. Specific directions on how to ask a question for those attending digitally will be provided once you have accessed the meeting via shell.lumiconnect.com/102 - 845 - 922 . The Company must cause to be answered any question taken at the AGM relating to the business being dealt with at the AGM but no such answer need be given if: (i) to do so would interfere unduly with the preparation for the AGM or involve the disclosure of confidential information; (ii) the answer has already been given on a website in the form of an answer to a question; or (iii) it is undesirable in the interests of the Company or the good order of the AGM that the question be answered. The Chair has discretion not to answer, digitally display or read out questions that are deemed to be undesirable in the interests of the Company or the good order of the meeting (including inappropriate and/or offensive questions). See also “How to ask a question” on page 21. 9. Shareholders’ rights under Sections 338 and 338 A of the Companies Act 2006 Under Section 338 and Section 338A of the Companies Act 2006, shareholders meeting the threshold requirements in those sections have the right to require the Company: (i) to give to shareholders of the Company entitled to receive Notice, notice of a resolution which may properly be moved and is intended to be moved at the AGM; and/or (ii) to include in the business to be dealt with at the AGM any matter (other than a proposed resolution) which may be properly included in the business. A resolution may properly be moved or a matter may properly be included in the business unless: (a) (in the case of a resolution only) it would, if passed, be ineffective (whether by reason of inconsistency with any enactment or the Company’s constitution or otherwise), (b) it is defamatory of any person, or (c) it is frivolous or vexatious. Such a request may be in hard copy form or in electronic form, must identify the resolution of which notice is to be given or the matter to be included in the business, must be authenticated by the person or persons making it, must be received by the Company no later than Monday April 7, 2025, being the date six clear weeks before the AGM, or if later, the time at which Notice of the AGM is given and (in the case of a matter to be included in the business only) must be accompanied by a statement setting out the grounds for the request. 10. Electronic publication A copy of this Notice, and other information required by Section 311 A of the Companies Act 2006 , can be found at shell . com/AGM . 11. Electronic addresses Shareholders may not use any electronic address in this Notice or any related documents (including the Chair’s Letter or Proxy Forms) to communicate with the Company about proceedings at the 2025 AGM or the contents of this Notice other than for expressly stated purposes. 12. Shares and voting rights The total number of Shell plc ordinary shares in issue as at March 25, 2025, is 6,021,001,918 ordinary shares. The ordinary shares carry one vote each. The Company holds no shares in treasury. 13. Documents available for inspection The following documents, which are available for inspection during normal business hours at the registered office of the Company on any weekday (public holidays excluded and as allowed by law), will also be available for inspection at the AGM in person, or digitally for those attending via the Lumi platform, from 09:45 (UK time) on the day of the AGM: (i) a copy of each Executive Director’s contract of service; (ii) a copy of each Non - executive Director’s letter of appointment; and (iii) a copy of the buyback contracts relating to Resolution 20, off - market share buybacks. Shareholders should note that item (iii) will not remain available for inspection at the Company’s registered office after the date of the AGM. Shareholder notes continued

21 Shell Notice of Annual General Meeting 2025 Location, date and time The AGM is currently scheduled to be held digitally via the Lumi electronic meeting platform, and at the Sofitel London Heathrow Hotel – Terminal 5, London Heathrow Airport, London TW6 2GD, United Kingdom on Tuesday May 20, 2025 at 10:00 (UK time), 11:00 (Dutch time). Registration is open from 08:30 (UK time) and 09:30 (Dutch time). How to ask a question Attending in person There will be a dedicated question point located in the main auditorium. Ushers will be available to direct you to the question point and you will be directed where to sit ahead of raising your question. Attending digitally Only those shareholders that digitally attend the meeting via shell.lumiconnect.com/102 - 845 - 922 will be able to participate in the Question and Answer session. Specific details on how to ask a question will be provided once you have access to the AGM, on Tuesday May 20, 2025. Voting All resolutions for consideration at the AGM will be decided by way of a poll rather than a show of hands. This means that a shareholder has one vote for every share held. It reflects the Company’s established practice and ensures that shareholders, including shareholders who are not able to attend the AGM, have their votes taken into account. Refreshments Tea and coffee will be served before the AGM. How to get there By public transport By underground: Take the Piccadilly Line to Heathrow Terminal 5. Then follow signs on Arrivals level for the Sofitel London Heathrow directing you to the lifts and footbridge taking you directly to the hotel. By train: Take the Heathrow Express Train or Elizabeth Line to Heathrow Terminal 5. Then follow signs on Arrivals level for the Sofitel London Heathrow directing you to the lifts and footbridge taking you directly to the hotel. By road From North – M1/M40/M11 – M25 then exit at Junction 14 signposted to Heathrow Terminal 5 and follow signs for Sofitel London Heathrow. From South – M3/M23 - M25 then exit at Junction 14 to Heathrow Terminal 5 and follow signs for Sofitel London Heathrow. From East – exit at Junction 4 from the M4 signposted to Heathrow Terminal 5 and then follow signs for Sofitel London Heathrow. From West – M4 - M25, then exit at Junction 14 to Heathrow Terminal 5 and follow signs for Sofitel London Heathrow. Parking There is a car park located underneath the Sofitel London Heathrow. Parking charges apply, and payment will need to be made at the reception desk. The Sofitel London Heathrow is located outside of the London Congestion Charge Zone, but is inside the Ultra Low Emission Zone. There is also limited paid parking available in the Heathrow Terminal 5 short stay parking. Step - free access is available from Heathrow Terminal 5 to the meeting venue. Shareholders with special needs There will be an induction loop system at the meeting for those with hearing difficulties. Persons in wheelchairs should contact a member of staff on arrival. Security There will be a security check in the reception area at the venue. A routine bag search will be undertaken and all bags must be put in the cloakroom. You will not be permitted to take liquids into the venue. Any other items deemed to be inappropriate will be removed and stored until the end of the meeting. Any items, including clothing, that could be used to disrupt the good order of the meeting, or could be taken as an indication of intent to disrupt, are prohibited and attendees in possession of these items may be denied entry. Body searches may also be in operation. You should arrive early to allow time to pass through security before the meeting starts. The use of mobile phones, other electrical equipment and cameras will not be permitted within the meeting room. We strongly suggest that you do not bring larger devices, such as tablets and laptops, as these will be required to be stored in the cloakroom. The safety of those in attendance will always be prioritised. Therefore, behaviour that may interfere with anyone’s security or safety or the good order of the meeting (whether physical, verbal or otherwise) will not be tolerated. Anyone who does not comply with what the Chair considers to be the good order of the meeting may be removed from the meeting without warning. Anyone attempting to take photos, film or record the proceedings may be asked to leave. For the health, safety and security of all attending, there are surveillance cameras inside and outside of the event and our security personnel will be wearing body cameras. Your personal data We process personal data of those attending the AGM. This includes recording of the webcasts and interaction with the attendees. We have arranged for photographs to be taken throughout the premises. These will be held for no longer than 10 years after the AGM. As noted above, surveillance and body cameras will be used for safety and security purposes during the AGM. Your personal data may be disclosed to law enforcement, government authorities, courts and/or other relevant third parties for the purposes of civil or criminal proceedings. You can find further information about how the Shell group manages your personal data here: shell.com/privacy . Attendance arrangements

How to join the meeting digitally

Meeting ID: 102-845-922

Meeting access
To access the meeting:

(a) Visit shell.lumiconnect.com/102-845-922. This can be accessed online using the latest version of Chrome, Firefox and Edge on your PC, laptop, tablet or smartphone. Please note the internet browsers Safari and Internet explorer are not compatible.

You may be prompted to enter the Meeting ID shown above. You will then be required to enter a login which is your:

(b) **Shareholder Reference Number (SRN)**; and

(c) **PIN (being the first two and last two digits of your SRN)**.

Your personalised SRN is printed on your form of proxy. If you are unable to access your SRN and PIN, please contact the Company's registrar, Equiniti, using the details set out at the bottom of this page.

Duly appointed proxies and corporate representatives:

Following receipt of a valid appointment please contact the Company's registrar Equiniti by emailing: hybrid.help@equiniti.com. To avoid any delays accessing the meeting, contact should be made at least 24 hours prior to the meeting date and time. Mailboxes are monitored 09:00 to 17:00 (UK time) Monday to Friday (excluding public holidays in England and Wales).


102-845-922
Shell Annual General Meeting 2025
LUMI

If you are unable to access your SRN and PIN, please contact the Company's registrar Equiniti by emailing: hybrid.help@equiniti.com. To avoid any delays accessing the meeting, contact should be made at least 24 hours prior to the meeting date and time.

Mailboxes are monitored 09:00 to 17:00 (UK time) Monday to Friday (excluding public holidays in England and Wales).

Requirements
An active internet connection is required at all times in order to participate in the meeting. It is the user's responsibility to ensure you remain connected for the duration of the meeting.

Webcast
The live webcast will include the Question and Answer session with digitally attending shareholders. The webcast will also be broadcast to interested parties via the Shell website.

22 Shell Notice of Annual General Meeting 2025

23 Shell Notice of Annual General Meeting 2025 How to join the meeting digitally continued Broadcast If you are viewing the meeting on a mobile device and you would like to listen to the broadcast, press the broadcast icon at the bottom of the screen. If you are viewing the meeting on a computer, the broadcast will appear at the side automatically once the meeting has started. Voting Once the voting has opened at the start of the AGM, the polling icon will appear on the navigation bar . From here, the resolutions and voting choices will be displayed . To vote, simply select your voting direction from the options shown on screen. A confirmation message will appear to show your vote has been received. To change your vote, simply select another direction. If you wish to cancel your vote, please press Cancel. Once the Chair has opened voting, you can vote at any time during the meeting until the Chair closes the voting on the resolutions. At that point your last choice will be submitted. You will still be able to send messages and view the webcast whilst the poll is open. Questions Questions for the Board can be submitted to the Board on the day through the Lumi platform. Questions on the day can be submitted either as text via the Lumi messaging function or verbally via the teleconference. Details of how to access the teleconference will be provided on the day of the AGM once you are logged into the Lumi platform. Questions will be moderated before being sent to the Chair. This is to avoid repetition and ensure the smooth running of the meeting. If multiple questions on the same topic are received, the Chair may choose to provide a single answer to address shareholder queries on the same topic.

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